RELIANCE Energy
Anil Dhirubhai Ambani Group

[redacted]

08004059

RECEIVED
2008 JUL 30 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 25, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 25, 2008 forwarding therewith the disclosure pursuant to Regulation 8(3) of Securities & Exchange Board of India (Substantial acquisition of Shares & Takeovers) Regulations, 1997.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

PROCESSED
AUG 04 2008
THOMSON REUTERS

Reliance Energy
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 25, 2008

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22/3121/3719
Facsimile: 2272 2037, 39 /2041-2061
Scrip Code: 500390

Dear Sirs

Sub.: Disclosure in terms of Regulation 8(3) of Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control over the Company, together with persons acting in concert (PAC) with them as on July 15, 2008, being the record date of the Company for the purpose of declaration of dividend.

Kindly take the same on your record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 25, 2008

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
Facsimile: 2659 8237/38
Symbol: **RELINFRA**

Dear Sirs

Sub.: Disclosure in terms of Regulation 8(3) of Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulations, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control over the Company, together with persons acting in concert (PAC) with them as on July 15, 2008, being the record date of the Company for the purpose of declaration of dividend.

Kindly take the same on your record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997

Name of the Company (~~Target /~~ Reporting Company)	:	Reliance Infrastructure Limited
Date of Reporting	:	July 25 2008
Names of Stock Exchanges where shares of Reporting / ~~Target~~ Company are listed	:	Bombay Stock Exchange Limited National Stock Exchange of India Limited
GDR's of the Company are listed on	:	The London Stock Exchange

(I) Information about persons holding more than 15% shares or voting rights (VR's) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights (in Number and %) of persons mentioned at (I) as informed under Regulation 8(1) to Target Company										
Names	As on March 31 2008		As on March 31 2007		Changes, if any between (A) & (B)	As on Record date for dividend for 2007-08		As on Record date for dividend for 2006-07		Changes, if any between (D) & (E)	
	No. of shares	%	No. of shares	%	Rs.	Rs.	%	Rs.	%	Rs.	%
	A		B		C	D		E			
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting Rights (in Number and %) of persons mentioned at (II) as informed to the target company under Regulation 8(2)											
Names	As on March 31 2008		As on March 31 2007		Changes, if any between (A) & (B)		As on Record date for dividend for 2007-08		As on Record date for dividend for 2006-07		Changes, if any between (D) & (E)	
	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%
	A		B		C		D		E		F	
1. AAA Project Ventures Private Limited	Not Applicable		Not Applicable		Not Applicable		83,498,937	36.00	77,498,937	33.91	6,000,000	2.09
2. Shri Anil D. Ambani							139,437	0.06	139,437	0.06	0	0.00
3. Smt. Tina A. Ambani							123,812	0.05	123,812	0.05	0	0.00
4. Master Jaianmol A. Ambani (through father and natural guardian Shri Anil D. Ambani)							125,231	0.05	125,231	0.05	0	0.00
5. Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D. Ambani)							7	0.00	7	0.00	0	0.00
6. Smt Kokila D. Ambani							274,891	0.12	274,891	0.12	0	0.00
7. Reliance Innoventures Private Limited							864,675	0.37	864,675	0.38	0	-0.01
8. Reliance Capital Limited							1,653	0.00	1,653	0.00	0	0.00
9. Hansdhwani Trading Company Private Limited							3	0.00	3	0.00	0	0.00
Total							85,028,646	36.65	79,028,646	34.58	6,000,000	2.08

Place: Mumbai
Date: July 25, 2008

Reliance Infrastructure Mumbai

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

END